UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

MINIM, INC.

(Exact name of registrant as specified in its charter)

Delaware	1-37649	04-2621506
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation or organization)	File Number)	Identification No.)

848 Elm Street, Manchester, NH	03101
(Address of principal executive offices)	(Zip Code)

Dustin Tacker, (833) 966-4646

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2022.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

A copy of the Minim, Inc. Conflict Minerals Report is provided as Exhibit 1.01 hereto and is publicly available at: https://ir.minim.com/. Information on Minim, Inc.’s website is not and should not be considered part of, nor is it incorporated by reference into, this Form SD.

Section 2 – Resource Extraction Issuer Disclosure

Not applicable.

Section 3 – Exhibits

Item 3.01 Exhibits

The following exhibit is filed as part of this report:

Exhibit Number	Exhibit Description
1.01	Minim, Inc. Conflict Minerals Report, as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

MINIM, INC.

By:	/s/ Dustin Tacker
Name:	Dustin Tacker
Title:	Chief Financial Officer

Dated: May 24, 2023